BioDrain Medical, Inc.

2915 Commers Drive, Suite

Eagan, Minnesota 55121

651.389.4806 phone

651.389.4807 fax

www.biodrainmedical.com

March 27, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	BioDrain Medical, Inc. Registration Statement on Form S-1 Amendment No. 3 Filed February 8, 2013 File No. 333-179145

Dear Mr. Mancuso:

This letter responds on behalf of BioDrain Medical, Inc. (the “Company”) to your comment letter addressed to Joshua Kornberg dated February 21, 2013 with respect to the filing listed above. The Company intends to file a further amendment to the registration statement after audited financial statements for the year ended December 31, 2012 are available. However, the Company respectfully requests that the staff review the responses below and confirm that such responses adequately respond to your comments.

Included below is each of your comments and the corresponding response supplied by the Company:

Prospectus Summary, page 1

1.	Please expand your prospectus summary disclosure regarding your ability to continue as a going concern to inform investors clearly about the language in your auditor’s report regarding substantial doubt about your ability to continue as a going concern. Also highlight in your prospectus summary the amount of your obligations that is past due or in default.

The section of Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) captioned “Liquidity and Capital Resources – Plan of Financing; Going Concern Qualification” has been updated on page 34 of the Company’s Form 10-K, filed on March 22, 2013, to reflect the fact that the Company does not currently have any obligations in default. The MD&A section in the Form S-1 will be updated to conform to MD&A in the Form 10-K. In the next amendment to the Form S-1, we intend to include substantially the following disclosure, updated as appropriate, in the Prospectus Summary on page 1 under the caption “Financial Results; Ability to Continue as a Going Concern”:

“We have approximately $2,834,000 in debts, liabilities and cash obligations that become due in the first and second quarters of calendar 2013. We may default on significant debt that becomes due by the second quarter of 2013, including secured notes held by two of the selling stockholders in the aggregate amount of approximately $597,000, for which the due date has been extended to April 30, 2013. Therefore, we may be unable to continue in business. The Company has suffered recurring losses from operations and has a stockholders’ deficit. Although we have been able to fund our current working capital requirements, principally through debt and equity financing, there is no assurance that we will be able to do so in the future. These factors raise substantial doubt about our ability to continue as a going concern. As a result of the above factors, our independent registered public accounting firm has indicated in their audit opinion, contained in our financial statements included in this prospectus, that they have serious doubts about our ability to continue as a going concern. See ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Plan of Financing; Going Concern Qualification.’”

Executive Compensation, page 30

2.	Please update your disclosure required by item 402 of Regulation S-K to include the information for your most recently completed fiscal year.

When we file the next amendment, we will update the executive compensation information to provide the disclosures required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2012.

Selling Security Holders, page 47

3.	Please expand your response to comment 2 in our letter to you dated February 16, 2012 to tell us clearly whether any of the offered shares represent (1) fees for attending future board meetings, (2) shares underlying any portion of a note for which you have not yet received the “advance,” or (3) consideration to be earned upon default, pre-payment or any other event that has not yet occurred.

Appendix A provides detailed information on the shares being registered on the Form S-1. We confirm as follows: (1) None of the shares being registered represent fees for attending future board meetings. The board meetings for which Dr. Herschkowitz received shares as indicated in Appendix A were all completed prior to April 2012. (2) None of the shares being registered are shares underlying any portion of a note for which the company has not yet received the advance. As indicated in Appendix A, all advances by SOK Partners were completed by May 2012. Some balances represented prepaid interest; however, all prepaid interest covered by the notes was actually earned in or before April 2012 (in the case of Dr. Herschkowitz) or August 2012 (in the case of SOK Partners). (3) None of the shares being registered represent consideration to be earned upon default, pre-payment or any other event that has not yet occurred. As indicated in Appendix A, certain penalty shares were received by Dr. Herschkowitz for defaults; however, these defaults all occurred prior to August 2012. Dr. Herschkowitz also received shares on account of certain dilutive issuances; however, such issuances all occurred prior to August 2012.

4.	Refer to your response to comment 4 in our letter dated February 16, 2012. Although you may not have complied with your obligations in the note and related note agreements, it remains unclear why the selling stockholder who provides you periodic “advances” should not be identified as an underwriter who is required to sell at a fixed price for the duration of the offering given that the terms of the agreements he negotiates with you include provisions directing the proceeds of his investment to your activities regarding promotion of a market for the securities offered by the selling stockholder. Please advise, citing any relevant authority on which you relied regarding the effect of the provision included in the note agreements. Include in your response the dates of each “advance” provided to you under the agreements with the selling stockholder or his affiliates.

Legal Standard. In evaluating whether Dr. Herschkowitz and his affiliate, SOK Partners, are truly acting as selling stockholders in a secondary offering, we turn to paragraph 612.09 of the staff’s Compliance and Disclosure Interpretations, Securities Act Rules, which reads:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Analysis. As the interpretation above states, this is often a difficult factual question. However, in examining the specific facts surrounding this registration statement and applying the six-factor test in the above C&DI, we believe the answer is straightforward: Dr. Herschkowitz and SOK Partners are not acting as underwriters, and this is truly a secondary offering on their behalf. Therefore, the selling stockholders are entitled to use the shelf registration statement in an at-the-market offering of the shares. Our analysis of the six factors is as follows:

How long the selling shareholders have held their shares. Appendix A details, among other things, the dates and amounts of the cash investments by Dr. Herschkowitz and SOK Partners and the other events that led to issuance of the shares. More than 90% of the shares being registered were issued (as described below) by August 2012. Note: For purposes of this discussion, we consider shares issuable under a convertible note to have been “issued” when the investment was made and the note was issued. This is consistent with the treatment of convertible notes under Rule 144(d)(3)(ii), under which the conversion shares are deemed to have been issued at the time of issuance of the note.

Thus, of the 95.5 million shares being registered on the Form S-1:

•	55.5 million shares (58% of the shares being registered) have been issued for more than 10 months (11.0 million shares issued by May 2012, plus 44.5 million shares issuable under convertible notes that were issued by May 2012).

•	An additional 34.0 million of the shares were issued by August 2012. In other words, an aggregate 89.5 million of the shares being registered on the Form S-1 (94% of the shares being registered) have been issued for more than 7 months. These shares represent 99% of the shares being registered for Dr. Herschkowitz and SOK Partners.

•	The remaining 6.0 million shares (6% of the shares being registered) have been issued since August 2012 – 0.8 million shares, plus 5.0 million shares issuable pursuant to convertible notes and 0.2 million shares issuable pursuant to warrants. This amount includes 0.8 million shares issued to Dr. Herschkowitz, representing 1% of the aggregate amount being registered for him and SOK Partners.

The staff’s comment appears to be concerned principally with Dr. Herschkowitz and SOK Partners. Because 99% of their shares have been issued for more than six months, and a majority of such shares for over 10 months, these facts are persuasive evidence that these holders are not acting as underwriters.

The circumstances under which the selling shareholders received the shares. Dr. Herschkowitz and SOK Partners received the shares in connection with long-term private financing transactions in which they were acting as private equity investors. In December 2011 when Dr. Herschkowitz made his first $225,000 investment, BioDrain was close to bankruptcy. This was an extremely risky investment, and Dr. Herschkowitz and his affiliates had no prior relationship with BioDrain.

By March 2012, BioDrain had once again run out of funds. Dr. Herschkowitz was once again willing to provide the necessary financing – another $15,000 individually, and up to $600,000 through SOK Partners, an investment partnership managed by him and Mr. Kornberg.

On March 28, 2012, BioDrain signed an amended and restated note purchase agreement with Dr. Herschkowitz and signed a convertible note purchase agreement with SOK Partners for its new SOK investment up to a total principal amount of $600,000. SOK eventually made cash advances in March, April and May 2012 totaling $357,282.

BioDrain continued to experience severe financial difficulty. On April 20, 2012, Dr. Herschkowitz sent a letter advising the Company of the occurrence of numerous events of default under the terms of his note and note purchase agreement and asserting significant rights under his security interest in substantially all assets of the Company. He deferred any enforcement of his rights as a secured creditor, pending the negotiation of a comprehensive settlement agreement.

On April 23, 2012, the previous CEO resigned and the Board of Directors appointed Mr. Kornberg as CEO. Over the next several months, the company, led by Mr. Kornberg, worked to restructure much of its other debt. After May 2012, the company did not receive further advances from SOK Partners but instead commenced a separate private offering of common stock and warrants.

After continued negotiations between Dr. Herschkowitz and the independent directors of BioDrain, on August 13, 2012 BioDrain entered into a forbearance agreement with Dr. Herschkowitz and SOK Partners, under which BioDrain, among other things, (i) confirmed Dr. Herschkowitz’s entitlement to the 7.5 million penalty shares issuable to him upon the default, and (ii) issued an aggregate 26.5 million shares to Dr. Herschkowitz and SOK Partners in recognition of their antidilution rights under a March 14, 2012 letter agreement.

In summary, the shares being registered have been issued in connection with very risky investments or in consideration of contractual rights upon default or to compensate the investors for dilution. These investments allowed BioDrain to continue its turnaround and stay in business. The investment agreements contained typical provisions confirming that the investors were purchasing for investment and without a view to any distribution in violation of the federal securities laws.

The relationship of the selling shareholders to the issuer. Again, as described in detail in the preceding section, Dr. Herschkowitz and SOK Partners received the shares in connection with long-term private financing transactions in which they were acting strictly as private equity investors for their own account. Until April 2012, the original investment arrangements were negotiated with BioDrain’s management. After Mr. Kornberg became CEO, the investors negotiated their contractual arrangements and remedies with the independent directors of BioDrain, and the fundamental relationship did not change. The parties negotiated their rights and responsibilities relating to a high-risk investment that had been made by the shareholders, which allowed BioDrain to continue its turnaround and stay in business.

The amount of shares involved. The shares covered by the Form S-1 represent a majority of BioDrain’s public float. We recognize that the staff has historically questioned the status of a PIPE offering as a secondary offering if the offering size exceeds a “rule of thumb” test of one-third of the public float. However, we also understand that the staff developed the six factor test under paragraph 612.09 to analyze the true nature of the offering in a systematic way. In BioDrain’s case, a predominance of the other factors dictate in favor of confirming that this is a secondary offering. Therefore, the shares should be considered “offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary”, within the meaning of Rule 415(a)(1)(ii). The offering is not “by or on behalf of the registrant”, and therefore Rule 415(a)(4), which would require that Form S-3 be available for the offering, is not applicable.

Whether the sellers are in the business of underwriting securities. Dr. Herschkowitz and SOK Partners are not broker-dealers and are not otherwise in the business of underwriting securities. Instead, they are classic private equity investors, purchasing large stakes in companies and hoping to realize long-term gains. They have not acted as underwriters, do not hold themselves out as underwriters and have not regularly participated in public distributions.

Further, the selling shareholders do not regularly take large positions in public companies. A search of the filings of Dr. Herschkowitz, SOK Partners and Mr. Kornberg with the Commission (Schedules 13D or 13G or Forms 3 or 4) reveals only filings that relate to BioDrain, not to any other company.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. The facts discussed above indicate that the investments by these selling shareholders were intended as long-term investments. The issuances of securities were all under arrangements negotiated more than six months ago. The arrangements for the investments, which allowed BioDrain to continue to operate its business, were done at arms length and at fair market value. Once Mr. Kornberg became CEO, all of the arrangements were negotiated between Dr. Herschkowitz and independent directors of BioDrain. All of the investment agreements confirm that the investors were purchasing for investment and without a view to any distribution in violation of the federal securities laws.

In this regard, it is useful to examine the background and history of the Form S-1 registration statement. Under the original note purchase agreement with Dr. Herschkowitz dated December 20, 2011, failure to cause the Form S-1 to become effective by March 15, 2012 was an event of default. In his default notice on April 20, 2012, Dr. Herschkowitz cited, among other events of default, the failure to deliver registered shares by March 15, 2012. However, the forbearance agreement on August 13, 2012 changed the nature of the requirement to register their shares so that the failure to register the shares by a deadline would not terminate Dr. Herschkowitz’s agreement to forbear.

If the shareholders’ main priority had been acting as a “conduit” for sales on behalf of the issuer, the registration requirement presumably would have been a top priority for the investors when they negotiated the forbearance agreement. They likely would have insisted on a new short-term deadline that would trigger major financial penalties or default remedies for late registration. Instead, these investors set up a situation where BioDrain, led by Mr. Kornberg, could prioritize and focus its limited resources on the activities most important to long-term success – restructuring BioDrain’s balance sheet, preparing for significant product sales and raising additional capital. The fact that the investors did not insist on such provisions is persuasive evidence that the registration of these shares is not part of a plan or scheme to use the stockholders as a conduit for an essentially primary registration.

Additional factor – business plan/investor relations materials. We would like to address one other factor that the staff has now raised twice. The original note purchase agreement in December 2011 included a requirement that BioDrain use $20,000 of the proceeds to retain Mr. Kornberg to oversee a variety of business activities, including drafting a business plan and developing investor relations materials. The provision was carried forward into the restated agreement in March 2012 and was not changed even though these specified activities had been completed prior to March 2012. This provision does not now make Dr. Herschkowitz an underwriter, for two reasons. First, the investor relations activities were not directly related to the shares issued to Dr. Herschkowitz in December 2011, but rather were an integral part of the company’s business turnaround – the company had an ongoing business need to raise capital on the most favorable and least dilutive terms possible. Second, this requirement for a minor use of proceeds (less than 3% of the total amounts invested by Dr. Herschkowitz and SOK Partners) more than a year ago should not now be viewed as a significant part of the overall financing plan.

Conclusion. In light of these facts and analysis, we strongly believe that Dr. Herschkowitz and SOK Partners are not acting as underwriters, but rather are truly engaged in a secondary offering. They should be allowed to proceed with an at-the-market offering of their shares.

Financial Statements, page F-1

5.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

In the next amendment, we intend to include financial statements for the years ended December 31, 2012 and 2011, which will satisfy the requirements of Rule 8-08 of Regulation S-X.

* * * * *

In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If the staff continues to have questions about the true nature of the offering as a secondary offering, we would welcome the opportunity to schedule a conference call, including company counsel and counsel for Dr. Herschkowitz, to provide additional background. If you would like to schedule a call or if you have any other questions or further comments about these responses, please contact the undersigned at (651) 389-4806.

Sincerely,

Bob Myers

Chief Financial Officer

cc:	Martin Rosenbaum, Maslon Edelman Borman & Brand LLP Brett Olsen, Olsen Thielen & Co., Ltd.

APPENDIX A

SHARES REGISTERED ON FORM S-1/ CASH ADVANCES

Date	Shares registered on S-1	Security/Event (Cash Advances Described In Underlined and Bold Type)
Dr. Samuel Herschkowitz
12/20/11	1,546,667	Equity bonus to Dr. Herschkowitz in connection with initial $225,000 cash advance/purchase of non-convertible note on 12/20/11, and $7,000 in prior Board meeting fees.
3/28/12	18,938,872	Shares in connection with Herschkowitz Amended and Restated Note Purchase Agreement signed on 3/28/12, which included further $15,000 cash advance/ investment in notes. Shares represent (1) 18,675,539 shares issuable upon conversion of Herschkowitz Convertible Note, $240,000 aggregate principal amount plus $20,000 prepaid interest covering period through June 2012, plus approximately $21,458 interest accrued after June 2012, (2) further equity bonus of 100,000 shares per agreement, in connection with further cash investment, and (3) 163,333 shares for further Board meeting fees through April of 2012. Balance of note is convertible at $0.014 per share (following amendment of Herschkowitz Note Purchase Agreement in August 2012)
8/15/12	7,500,000	Penalty shares earned by Dr. Herschkowitz following defaults by the company prior to August 2012, under the terms of the March 2012 agreement; shares were released upon execution of forbearance agreement in August 2012
8/15/12	13,250,000	Upon execution of the forbearance agreement in August 2012, Dr. Herschkowitz received these additional anti-dilution shares in recognition of an antidilution agreement executed in March 2012
11/6/12	765,608	Equity bonus to Dr. Herschkowitz in connection with further $156,243 cash advance by Dr. Herschkowitz and his assignees (including $50,000 by Dr. Herschkowitz) on 11/6/12 for investment in convertible notes
SOK Partners, LLC
3-5/12	25,775,179

Shares issuable upon conversion of SOK Partners Convertible Note issued on 3/28/12, total of $357,282 in principal advances and prepaid interest through August 2012 (i.e., all of such interest has already been earned), plus approximately $3,571 interest accrued since August 2012; balance is convertible at $0.014 per share (following amendment of SOK Partners Note Purchase Agreement in August 2012).

Cash advances included in principal amount (excluding prepaid interest): $134,657 total in March 2012; $97,625 total in April 2012; $125,000 total in May 2012.

3-5/12	9,230,770	SOK Partners bonus equity pursuant to the terms of the SOK Partners Note Agreement executed in March 2012, with an installment of 4,615,385 shares earned upon first advance and second installment of 4,615,385 shares earned in May 2012, when SOK Partners had made aggregate advances under the note of at least $300,000.
8/15/12	13,250,000	Upon execution of the forbearance agreement, SOK Partners received these additional anti-dilution shares in recognition of an antidilution agreement executed in March 2012.
Private Placement Investors
1/14/13	2,500,000

Shares issuable upon conversion of $300,000 in principal amount of outstanding convertible notes, purchased by private placement investors (unrelated to Dr. Herschkowitz and SOK Partners) on 1/14/13.

Cash advance of $300,000 by investors

1/14/13	2,500,000	Shares issuable upon exercise of outstanding warrants issued to investors for their cash investment.
Selling Agent
1/14/13	200,000	Placement agent warrants
Total Shares – Amendment No. 3
Total	95,457,095